Exhibit 99.2

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc Security Class Holder Account Number Fold Form of Proxy—Annual and Special Meeting of Common Shareholders—April 10, 2025 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” items 1 to 5 and “AGAINST” shareholder proposals nos. 1 to 8. 5. If you mark the ABSTAIN box, you are directing your proxyholder to ABSTAIN from voting FOR or AGAINST that matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be reported in the voting results. 6. This Form of Proxy should be read in conjunction with the accompanying Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular. Fold 7. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING To vote by mail • Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided. TO Vote by Fax • Complete, sign and date the reverse hereof. • Forward it by fax (toll-free in Canada and the U.S.) to 1-866-249- 7775. • Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Attend the Meeting • For information about how to attend the meeting in person or online, please visit rbc.com/annualmeetings. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Tuesday, April 8, 2025. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 021MIB

This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada.

Appointment of Proxyholder

The undersigned holder of Common Shares of **ROYAL BANK OF CANADA** ("RBC") hereby appoints: **JACYNTHE CÔTÉ**, Chair of the Board, failing whom **DAVID MCKAY**, President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the meeting in person or online, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the **Annual and Special Meeting of Common Shareholders of RBC to be held on April 10, 2025 at 9:30 a.m. (Eastern Time)** and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and **with authority to act in the proxyholder's discretion in respect of all the business items described in the enclosed Notice of Annual and Special Meeting of Common Shareholders or any amendments or variations to such business items and other matters as may properly come before the meeting. For information about how to attend this annual and special meeting, please visit rbc.com/annualmeetings.**

Note: If completing the appointment box above YOU MUST go to **computershare.com/RBC2025** and provide Computershare with the name and email address of the person you are appointing in order for this person to attend the meeting online. Computershare will use this information ONLY to provide the appointee with a username to gain entry to the meeting online. This username will allow your proxyholder to login to, vote and participate at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or participate.

The Board of Directors and management recommend that shareholders vote **FOR** items 1 to 5 below:

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
M. Bibic	☐	☐	C. Devine	☐	☐	A. Norton	☐	☐	T. Vandal	☐	☐
A.A. Chisholm	☐	☐	R.L. Jamieson	☐	☐	B. Perry	☐	☐	F. Vettese	☐	☐
J. Côté	☐	☐	D. McKay	☐	☐	M. Turcke	☐	☐	J. Yabuki	☐	☐
T.N. Daruvala	☐	☐									

Fold

	For	Withhold
2. Appointment of PricewaterhouseCoopers LLP (PwC) as auditor	☐	☐

	For	Against
3. Advisory vote on the Bank's approach to executive compensation	☐	☐

	For	Against
4. Ordinary resolution to approve certain amendments to the Bank's stock option plan, as further described in the accompanying Management Proxy Circular	☐	☐

	For	Against
5. Special resolution to approve an amendment to subsection 1.1 of by-law two – maximum board compensation	☐	☐

Shareholder Proposals (set out in Schedule "A" of the accompanying Management Proxy Circular)

The Board of Directors and management recommend that shareholders vote **AGAINST** the shareholder proposals.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
Proposal No. 1	☐	☐	☐	**Proposal No. 4**	☐	☐	☐	**Proposal No. 7**	☐	☐	☐
Proposal No. 2	☐	☐	☐	**Proposal No. 5**	☐	☐	☐	**Proposal No. 8**	☐	☐	☐
Proposal No. 3	☐	☐	☐	**Proposal No. 6**	☐	☐	☐				

Fold

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

Signature(s)

Day Month Year

Quarterly Reports Request

Mark this box if you want to receive our Quarterly Financial Statements and MD&A. If you do not mark the box and return this form, the Quarterly Reports will not be mailed to you in 2025. ☐

Annual Report Waiver

Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you by mail. ☐

R Y C Q 3 7 6 7 3 7 A R 2

021MJF